UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-33129

ALLOT LTD.

(Translation of registrant’s name into English)

22 Hanagar Street

Neve Ne'eman Industrial Zone B

Hod-Hasharon 45240

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

On September 10, 2026, Allot Ltd. (the “Company”) published a notice that it will hold an Annual General Meeting of Shareholders (the “2026 Annual Meeting”) on October 22, 2026.

Furnished herewith as Exhibits 99.1 and 99.2, respectively, are the following documents:

1.       Proxy statement for the 2026 Annual Meeting, dated September 15, 2026.

2.       Proxy card for use in connection with the 2026 Annual Meeting.

A copy of the proxy statement is also available on the Company’s website at www.allot.com.

Exhibit 99.1 to this Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-264202 and 333-286174) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 8, 2022 and March 27, 2025, respectively, and Form S-8 (File Nos. 333-140701, 333-149237, 333-159306, 333-165144, 333-172492, 333-180770, 333-187406, 333-194833, 333-203028, 333-210420, 333-216893, 333-223838, 333-230391, 333-237405, 333-254298, 333-263767, 333-270903, 333-278607, 333-285268 and 333-294623) filed with the SEC on February 14, 2007, February 14, 2008, May 18, 2009, March 2, 2010, February 28, 2011, April 17, 2012, March 21, 2013, March 27, 2014, March 26, 2015, March 28, 2016, March 23, 2017, March 22, 2018, March 19, 2019, March 26, 2020, March 15, 2021, March 22, 2022, March 28, 2023, April 10, 2024, February 26, 2025, and March 26, 2026, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd.

By: /s/ Daniella Naveh Daniella Naveh Deputy General Counsel

September 15, 2026

EXHIBIT INDEX

Exhibit Number	Description

99.1	Proxy statement for the Annual General Meeting of Shareholders of the Company to be held on October 22, 2026.

99.2	Proxy card for use in connection with the Annual General Meeting of Shareholders of the Company to be held on October 22, 2026.